SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

[Translation]

August 31, 2007

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada, President & CEO

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held on August 30, 2007 in regard to interim dividend for the 57th period (from February 1, 2007 through January 31, 2008).

In accordance with the Articles of Incorporation, an interim dividend is paid to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register or the last beneficial shareholders' register as of July 31, 2007.

1. Interim Dividend Rate:	¥ 12 per share
2. Date when claim is effective and payment is started :	September 28, 2007

Yours truly,

Notice of Payment by Postal Transfer (or Statement of Interim Dividend if you have chosen transfer to bank account) will be sent to your registered address on September 27, 2007.

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS
the First Half of FY2007

February 1, 2007 – July 31, 2007

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2007 (Consolidated)
February 1, 2007 – July 31, 2007

August 30, 2007

Name of company	**Sekisui House, Ltd.** (URL http://www.sekisuihouse.co.jp)
Stock Code	1928
Listed exchanges	Tokyo (first section), Osaka (first section), Nagoya (first section)
Representative	Isami Wada, President and CEO
Inquiries	Hidehiro Yamaguchi, Executive officer, Head of Corporate Communications Department TEL +81 6440 3111
Date of scheduled filing of interim securities report	October 22, 2007
Date of scheduled payment of dividends	September 28, 2007

1. Business Results

*Please note that numbers less than one million yen are rounded down

1) Consolidated Business Results

	Millions of yen					
	Feb. 1, 2007 – July 31, 2007		Feb. 1, 2006 – July 31, 2006		Feb. 1, 2006 – Jan. 31, 2007	
		Change (%)		Change (%)		
Net sales	796,756	(2.7)	818,847	11.0	1,596,183	–
Operating income	46,510	(39.4)	76,789	100.9	111,570	–
Recurring income	49,336	(36.7)	77,921	100.5	114,822	–
Net income	28,665	(36.7)	45,293	128.1	62,663	–
Net income per share (yen)	41.04		65.07		89.26	
Fully diluted net income per share (yen)	41.04		65.06		89.25	

Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of July 31, 2007 134 million yen As of July 31, 2006 109 million yen As of Jan. 31, 2007 298 million yen

2) Consolidated Financial Position

	Millions of yen		
	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2006 – July 31, 2006	Feb. 1, 2006 – Jan. 31, 2007
Total assets	1,284,504	1,228,171	1,278,770
Net assets	758,524	787,694	798,302
Equity ratio (%)	59.0%	64.1%	62.4%
Net assets per share (yen)	1,121.21	1,110.51	1,125.75

Equity:
As of July 31, 2007 758,226 million yen As of July 31, 2006 787,424 million yen As of Jan. 31, 2007 798,044 million yen

3) Consolidated Cash Flows

	Millions of yen		
	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2006 – July 31, 2006	Feb. 1, 2006 – Jan. 31, 2007
Net cash provided by operating activities	(105,094)	95,228	76,953
Net cash used in investing activities	(34,065)	(11,872)	(13,243)
Net cash used in financing activities	13,886	57,955	70,622
Cash and cash equivalents at end of period	104,226	236,360	229,498

2. Dividends information

	Dividends per share (yen)		
Standard date	First half	Second-half	Full-year
Fiscal 2006	10.00	12.00	22.00
Fiscal 2007	12.00		24.00
Fiscal 2007 (forecast)		12.00	

3. Consolidated Results Forecast for the Year Ending January 31, 2008

	Net sales		Operating income		Recurring income		Net income		Net income per share
	million of yen	%	million o yen	%	Million of yen	%	million of yen	%	yen
Full year	1,670,000	4.6	118,000	5.8	120,000	4.5	65,500	4.5	96.86

4. Others

1) Changes of reporting entities (Change in condition of significant consolidated subsidiaries): None

2) Change of significant accounting policies for consolidated financial statements

1. Change caused by revision of accounting standard: Yes
2. Others: Yes

See page 25, "Changes of significant Accounting Policies", for further information.

3) Number of outstanding shares (ordinary shares)

Number of outstanding shares (including treasury stock) at :

end of July 2007: 709,385,078 shares end of July 2006: 709,385,078 shares end of Jan. 2007: 709,385,078 shares

Number of treasury stock at :

end of July 2007: 33,130,270 shares end of July 2006: 321,537 shares end of Jan. 2007: 484,974 shares

See page 32, "Consolidated per share information", for number of shares for calculation of net income per share.

(Reference) Summary of non-consolidated financial results

1) Non-consolidated Business Results

	Millions of yen					
	Feb. 1, 2007 – July 31, 2007		Feb. 1, 2006 – July 31, 2006		Feb. 1, 2006 – Jan. 31, 2007	
		Change (%)		*Change (%)*		*Change (%)*
Net sales	592,963	(6.0)	630,565	12.4	1,216,901	–
Operating income	33,365	(47.7)	63,814	130.2	87,678	–
Recurring income	38,543	(42.6)	67,192	123.6	92,720	–
Net income	23,494	(42.0)	40,533	161.8	51,781	–
Net income per share (yen)	33.63		58.22		73.75	

2) Non-consolidated Financial Position

	Millions of yen		
	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2006 – July 31, 2006	Feb. 1, 2006 – Jan. 31, 2007
Total assets	1,180,860	1,114,165	1,173,431
Net assets	691,887	732,403	736,790
Equity ratio (%)	58.6	65.7	62.8
Net assets per share (yen)	1,022.83	1,032.74	1,039.16

Equity :

As of July 31, 2007 691,864 million yen As of July 31, 2006 732,403 million yen As of Jan. 31, 2007 736,790 million yen

2. Non-consolidated Results Forecast for the Year Ending January 31, 2008

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	*%*	*million of yen*	*%*	*million of yen*	*%*	*Million of yen*	*%*	*yen*
Full year	1,265,000	4.0	92,700	5.7	97,000	4.6	53,500	3.3	79.09

Appendix 1: Results Summary

First half results summary for the year ending January 31, 2008

Millions of yen

Consolidated	Feb.1, 2006 - July 31, 2006	Feb.1, 2007 - July 31, 2007	YOY (%)	Forecast for year to Jan. 2008	YOY (%)
Net sales	818,847	796,756	97.3	1,670,000	104.6
Gross profit	184,578	156,291	84.7	341,800	104.1
SG&A expenses	107,788	109,780	101.8	223,800	103.3
Operating income	76,789	46,510	60.6	118,000	105.8
Recurring income	77,921	49,336	63.3	120,000	104.5
Extraordinary income	114	175	153.5	–	–
Extraordinary loss	490	497	101.4	1,000	25.7
Net income	45,293	28,665	63.3	65,500	104.5
Total orders	844,276	811,823	96.2	1,705,000	105.8
Accumulated orders	575,888	580,202	100.7	600,135	106.2

Millions of yen

Non-consolidated	Feb.1, 2006 - July 31, 2006	Feb.1, 2007 – July 31, 2007	YOY (%)	Forecast for year to Jan. 2008	YOY (%)
Net sales	630,565	592,963	94.0	1,265,000	104.0
Gross profit	150,364	120,778	80.3	270,700	103.8
SG&A expenses	86,550	87,413	101.0	178,000	102.8
Operating income	63,814	33,365	52.3	92,700	105.7
Recurring income	67,192	38,543	57.4	97,000	104.6
Extraordinary income	114	175	153.5	–	–
Extraordinary loss	409	351	85.8	1,000	26.7
Net income	40,533	23,494	58.0	53,500	103.3
Total orders	655,334	614,833	93.8	1,300,000	105.8
Accumulated orders	567,975	576,910	101.6	590,040	106.3

Key management indicators

Consolidated	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007 (1H)
Net income per share (yen)	53.30	33.80	62.94	89.26	41.04
Net assets per share (yen)	959.96	979.40	1,028.46	1,125.75	1,121.21
Operating profit margin (%)	6.06%	5.58%	5.33%	6.99%	5.84%
ROE (%)	5.75%	3.55%	6.36%	8.45%	7.37%
ROA (%) *1	6.79%	6.84%	7.34%	9.61%	7.50%

R & D expenditures (million yen)	5,259	5,793	6,190	6,114	3,199
Capital expenditure (Consolidated) (million yen)	16,695	36,225	46,817	26,691	33,112
Capital expenditure (Non-consolidated) (million yen)	9,374	27,488	42,264	21,164	28,364
Depreciation expense (Consolidated) (million yen)	11,298	11,553	11,117	12,231	6,476
Depreciation expense (Non-consolidated) (million yen)	9,362	9,424	8,557	9,650	5,181

Housing construction share	5.0%	4.7%	4.6%	4.4%	4.7%
Referred order ratio*2	53.8%	49.4%	44.7%	44.8%	46.3%
Average house price (1,000 yen)	29,697	29,336	29,875	30,375	30,719
Occupancy rate of subleasing units	95.0%	94.9%	95.0%	95.0%	95.5%
Display home locations (end of period)	561	551	575	560	546

*1 ROA: Return on Assets = (Operating income + interest received)/ Total assets
*2 Referred orders / total orders

Appendix 2-1: Segment Breakdown

Consolidated

Results for year ended Jan. 2007 (1H)	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	363,625	43.1	356,112	43.5	24.0	10.9	378,938	65.8
Real Estate for Sale	244,037	28.9	233,214	28.5	28.5	19.7	94,362	16.4
Real Estate for Leasing	153,974	18.2	153,974	18.8	11.5	5.0	-	-
Other Business	82,639	9.8	75,545	9.2	20.1	2.8	102,587	17.8
Consolidated	844,276	100.0	818,847	100.0	22.5	9.4	575,888	100.0

Results for year ended Jan. 2008 (1H)	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	369,961	45.6	355,912	44.6	23.5	10.3	373,259	64.3
Real Estate for Sale	189,030	23.3	196,610	24.7	19.5	9.7	96,999	16.7
Real Estate for Leasing	164,744	20.3	164,744	20.7	11.6	4.9	–	–
Other Business	88,086	10.8	79,488	10.0	19.0	2.6	109,944	19.0
Consolidated	811,823	100.0	796,756	100.0	19.6	5.8	580,202	100.0

Forecast for year ending Jan. 2008	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	761,000	44.6	739,000	44.2	23.9	10.9	381,210	63.5
Real Estate for Sale	446,300	26.2	442,000	26.5	22.4	13.5	108,878	18.1
Real Estate for Leasing	330,000	19.4	330,000	19.8	10.7	4.2	–	–
Other Business	167,700	9.8	159,000	9.5	20.1	3.0	110,046	18.4
Consolidated	1,705,000	100.0	1,670,000	100.0	20.5	7.1	600,135	100.0

Appendix 2-2: Segment Breakdown

Non-consolidated

Feb.1, 2006 – July 31, 2006	Orders			Sales				GPR	OPM	Accumulated orders		
	Millions yen	%	Buildings	Millions yen	%	Buildings	Units			Million yen	%	Buildings
Built to Order Housing	**363,812**	**55.5**	**10,862**	**356,494**	**56.5**	**10,811**	**23,128**	**22.7**	**10.2**	**379,868**	**66.9**	**10,885**
Steel frame	190,071		6,255	189,639		6,307	6,409	–	–	180,073		5,655
Wood frame	54,333		1,690	48,236		1,485	1,492	–	–	56,403		1,697
Total	244,405		7,945	237,876		7,792	7,901	–	–	236,476		7,352
Low rise apartments	119,406		2,917	118,618		3,019	15,227	–	–	143,392		3,533
Real Estate for Sale	**234,628**	**35.8**	**2,699**	**222,423**	**35.3**	**2,739**	**3,913**	**29.3**	**20.4**	**90,273**	**15.9**	**1,427**
Steel frame	64,707		2,288	64,231		2,303	2,307	–	–	32,517		1,198
Wood frame	12,987		410	12,959		424	424	–	–	7,149		228
Total	77,695		2,698	77,191		2,727	2,731	–	–	39,666		1,426
Land	49,617		–	48,552		–	–	–	–	12,152		–
Subtotal	127,312		2,698	125,743		2,727	2,731	–	–	51,818		1,426
Condominiums	23,713		–	18,352		11	1,182	–	–	19,785		–
Land	17,502		–	12,227		–	–	–	–	13,449		–
Subtotal	41,215		–	30,579		11	1,182	–	–	33,234		–
Commercial buildings	15,387		1	15,387		1	–	–	–	3,250		1
Land	50,713		–	50,713		–	–	–	–	1,970		–
Subtotal	66,100		1	66,100		1	–	–	–	5,220		1
Real Estate for Leasing	**3,965**	**0.6**	**–**	**3,965**	**0.6**	**–**	**–**	**18.3**	**14.8**	**–**	**–**	**–**
Other Business	**52,927**	**8.1**	**126**	**47,680**	**7.6**	**77**	**1,083**	**7.2**	**(1.8)**	**97,834**	**17.2**	**385**
RC contracts	24,201		126	19,725		77	1,083	–	–	69,377		385
Exteriors	25,903		–	25,205		–	–	–	–	28,249		–
Order	2,822		–	2,750		–	–	–	–	207		–
Total	**655,334**	**100.0**	**13,687**	**630,565**	**100.0**	**13,627**	**28,124**	**23.8**	**10.1**	**567,975**	**100.0**	**12,697**

Feb.1, 2007 – July 31, 2007	Orders			Sales				GPR	OPM	Accumulated orders		
	Millions yen	%	Buildings	Millions yen	%	Buildings	Units			Millions yen	%	Buildings
Built to Order Housing	**372,323**	**60.6**	**10,496**	**357,416**	**60.3**	**10,463**	**23,446**	**22.3**	**9.7**	**375,605**	**65.1**	**10,158**
Steel frame	181,808		5,723	183,003		5,861	5,909	–	–	170,814		5,141
Wood frame	48,802		1,509	48,592		1,494	1,500	–	–	50,624		1,514
Total	230,611		7,232	231,596		7,355	7,409	–	–	221,438		6,655
Low rise apartments	141,712		3,264	125,819		3,108	16,037	–	–	154,167		3,503
Real Estate for Sale	**179,554**	**29.2**	**2,370**	**180,818**	**30.5**	**2,560**	**3,747**	**20.3**	**10.0**	**92,622**	**16.1**	**1,151**
Steel frame	57,950		2,070	61,005		2,222	2,287	–	–	28,015		983
Wood frame	8,608		299	9,654		325	325	–	–	5,014		168
Total	66,559		2,369	70,660		2,547	2,612	–	–	33,029		1,151
Land	47,933		–	44,585		–	–	–	–	13,608		–
Subtotal	114,493		2,369	115,246		2,547	2,612	–	–	46,637		1,151
Condominiums	23,290		–	23,432		12	1,135	–	–	26,607		–
Land	18,470		–	18,840		–	–	–	–	19,378		–
Subtotal	41,760		–	42,272		12	1,135	–	–	45,985		–
Commercial buildings	4,920		1	4,920		1	–	–	–	–		–
Land	18,380		–	18,380		–	–	–	–	–		–
Subtotal	23,300		1	23,300		1	–	–	–	–		–
Real Estate for Leasing	**4,471**	**0.7**	**–**	**4,471**	**0.7**	**–**	**–**	**22.2**	**19.4**	**–**	**–**	**–**
Other Business	**58,484**	**9.5**	**102**	**50,256**	**8.5**	**82**	**1,333**	**6.6**	**(2.1)**	**108,682**	**18.8**	**437**
RC contracts	28,760		102	20,713		82	1,333	–	–	80,162		437
Exteriors	27,030		–	26,827		–	–	–	–	28,344		–
Other	2,693		–	2,715		–	–	–	–	175		–
Total	**614,833**	**100.0**	**12,968**	**592,963**	**100.0**	**13,105**	**28,526**	**20.4**	**5.6**	**576,910**	**100.0**	**11,746**

Forecast for year ending Jan. 2008	Orders			Sales				GPR	OM	Accumulated orders		
	Millions yen	%	Buildings	Millions yen	%	Buildings	Units			Millions yen	%	Buildings
Built to Order Housing	**761,000**	58.5	**21,500**	**739,000**	58.4	**21,100**	**48,200**	22.3	9.9	**382,698**	64.9	**10,525**
Steel frame	375,000		11,800	374,000		11,800	12,000			173,009		5,279
Wood frame	101,000		3,100	100,000		3,100	3,200			51,414		1,499
Total	476,000		14,900	474,000		14,900	15,200			224,423		6,778
Low rise apartments	285,000		6,600	265,000		6,200	33,000			158,275		3,747
Real Estate for Sale	**416,300**	32.0	**5,153**	**412,000**	32.6	**5,174**	**7,500**	23.2	14.0	**98,187**	16.6	**1,329**
Steel frame	129,000		4,500	127,700		4,500	4,600			32,370		1,135
Wood frame	20,000		650	20,000		650	700			6,060		194
Total	149,000		5,150	147,700		5,150	5,300			38,430		1,329
Land	110,000		–	107,000		–	–			13,260		–
Subtotal	259,000		5,150	254,700		5,150	5,300			51,690		1,329
Condominiums	48,000		–	48,000		21	2,200			26,749		–
Land	34,000		–	34,000		–	–			19,748		–
Subtotal	82,000		–	82,000		21	2,200			46,497		–
Commercial buildings	24,420		3	24,420		3	–			–		–
Land	50,880		–	50,880		–	–			–		–
Subtotal	75,300		3	75,300		3	–			–		–
Real Estate for Leasing	**9,000**	0.7	–	**9,000**	0.7	–	–	21.9	18.9	–	–	–
Other Business	**113,700**	8.8	**200**	**105,000**	8.3	**170**	**2,800**	8.4	0.0	**109,155**	18.5	**447**
RC contracts	53,700		200	46,000		170	2,800			79,815		447
Exteriors	55,000		–	54,000		–	–			29,142		–
Other	5,000		–	5,000		–	–			198		–
Total	**1,300,000**	100.0	**26,853**	**1,265,000**	100.0	**26,444**	**58,500**	21.4	7.3	**590,040**	100.0	**12,301**

Note: On the non-consolidated financial statements, a breakdown into "Construction" and "Real Estate" is reported as in the past; however, to show how these figures relate to by-segment statements on the consolidated accounts, figures accounted for on the same basis as the consolidated figures are given here for reference.

Appendix 2-3: Trend in Core Business

1. Trend in Orders

	Fiscal 2005 (1H)		Fiscal 2006 (1H)		Fiscal 2007 (1H)		Fiscal 2006		Fiscal 2007 (F)	
	Millions yen	Buildings	Millions yen	Buildings	Millions yen	Buildings	Millions yen	Buildings	Millions yen	Buildings
Core business	408,848	12,817	441,507	13,560	438,883	12,865	859,703	25,994	910,000	26,650
Steel frame	251,027	8,528	254,778	8,543	239,759	7,793	494,406	16,232	504,000	16,300
Wood frame	57,515	1,779	67,321	2,100	57,411	1,808	124,650	3,903	121,000	3,750
Low-rise apartments	100,304	2,510	119,406	2,917	141,712	3,264	240,646	5,859	285,000	6,600
Other business	152,370	76	213,826	127	175,950	103	369,032	237	390,000	203
Total	561,218	12,893	655,334	13,687	614,833	12,968	1,228,735	26,231	1,300,000	26,853

2. Trend in Sales

	Fiscal 2005 (1H)		Fiscal 2006 (1H)		Fiscal 2007 (1H)		Fiscal 2006		Fiscal 2007 (F)	
	Millions yen	Buildings	Millions yen	Buildings	Millions yen	Buildings	Millions yen	Buildings	Millions yen	Buildings
Core business	419,024	13,348	433,685	13,538	428,076	13,010	873,588	26,829	886,700	26,250
Steel frame	246,743	8,410	253,870	8,610	244,009	8,083	503,009	16,738	501,700	16,300
Wood frame	51,222	1,617	61,196	1,909	58,247	1,819	125,603	3,944	120,000	3,750
Low-rise apartments	121,058	3,321	118,618	3,019	125,819	3,108	244,975	6,147	265,000	6,200
Other business	141,908	75	196,879	89	164,886	95	343,313	185	378,300	194
Total	560,933	13,423	630,565	13,627	592,963	13,105	1,216,901	27,014	1,265,000	26,444

Appendix 3: Summary of Subsidiaries and Affiliates *year ended Jan.2008 (1H)*

(Upper) This term
(Lower) Previous term

Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Net assets	Interest-bearing debt
Sekisui House	**592,963**	**120,778**	**87,413**	**33,365**	**38,543**	**175**	**351**	**23,494**	**1,180,860**	**691,887**	**100,000**
	630,565	150,364	86,550	63,814	67,192	114	409	40,533	1,114,165	732,403	-
Sekiwa Real Estate (Consolidated)	**63,798**	**8,824**	**5,401**	**3,423**	**3,447**	**-**	**99**	**1,923**	**51,357**	**21,344**	**-**
	59,878	8,322	5,156	3,166	3,199	-	1	1,846	47,163	18,371	-
Sekiwa Real Estate Tohoku	**11,001**	**1,330**	**724**	**606**	**614**	**-**	**6**	**364**	**10,121**	**3,031**	**-**
	10,092	1,225	680	545	549	-	0	327	9,358	2,471	-
Sekiwa Real Estate Chubu (Consolidated)	**46,567**	**5,923**	**3,686**	**2,237**	**2,247**	**-**	**-**	**1,337**	**33,199**	**12,923**	**-**
	44,947	5,276	3,204	2,072	2,081	-	25	1,207	31,346	11,097	-
Sekiwa Real Estate Kansai (Consolidated)	**33,794**	**4,139**	**2,647**	**1,492**	**1,524**	**9**	**-**	**772**	**35,704**	**23,514**	**-**
	26,666	3,939	2,689	1,249	1,264	8	2	721	34,691	22,273	-
Sekiwa Real Estate Chugoku	**10,615**	**1,924**	**1,161**	**763**	**780**	**0**	**28**	**458**	**12,265**	**4,420**	**-**
	9,491	1,862	1,101	760	770	0	57	419	11,182	3,840	-
Sekiwa Real Estate Kyushu	**11,081**	**1,101**	**882**	**218**	**214**	**-**	**28**	**105**	**5,942**	**1,809**	**-**
	9,987	1,129	821	308	296	-	23	155	5,782	1,720	-
Sekiwa Real Estate Sapporo	**935**	**10**	**27**	**(16)**	**(16)**	**-**	**0**	**(17)**	**463**	**64**	**-**
	845	26	24	2	2	-	-	2	418	54	-
KRM	**5,741**	**657**	**347**	**309**	**310**	**-**	**-**	**180**	**3,926**	**1,081**	**-**
	5,688	631	354	276	276	-	0	160	3,523	793	-
Sekiwa Real Estate Subtotal	**183,534**	**23,911**	**14,877**	**9,034**	**9,121**	**9**	**163**	**5,125**	**152,980**	**68,189**	**-**
	167,598	22,414	14,033	8,381	8,441	8	111	4,840	143,467	60,622	-
65 Sekiwa Construction companies and others	**118,375**	**6,911**	**3,760**	**3,151**	**3,485**	**10**	**10**	**2,001**	**62,377**	**31,253**	**-**
	118,292	7,184	3,869	3,314	3,429	256	21	2,111	61,853	28,592	-
Sekisui House Remodeling	**23,139**	**5,451**	**4,614**	**836**	**950**	**-**	**0**	**509**	**9,932**	**3,131**	**-**
	21,782	4,985	4,189	796	921	-	0	492	8,663	2,251	-
Nishinomiya Marina City *1	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	-	-	0	(0)	(0)	-	-	(0)	13	(13,541)	-
SGM Operation	**1,455**	**96**	**89**	**7**	**0**	**-**	**-**	**(2)**	**2,371**	**1,360**	**-**
	1,481	152	111	41	35	1	-	13	2,404	1,358	-
Sekisui House Umeda Operation	**3,867**	**912**	**776**	**135**	**136**	**0**	**0**	**77**	**2,872**	**722**	**-**
	4,172	971	737	233	234	12	204	27	2,845	631	-
6 Other Companies	**1,636**	**107**	**273**	**(166)**	**(143)**	**41**	**31**	**(154)**	**4,079**	**1,010**	**400**
	1,743	267	252	14	33	12	14	0	4,795	2,828	-
Gross	**924,971**	**158,170**	**111,806**	**46,363**	**52,093**	**236**	**558**	**31,052**	**1,415,472**	**797,555**	**100,400**
	945,636	186,341	109,745	76,596	80,288	406	761	48,019	1,338,208	815,148	-
Eliminations and others	**(128,215)**	**(1,878)**	**(2,025)**	**146**	***2 (2,757)**	**(61)**	**(61)**	**(2,386)**	**(130,968)**	**(39,031)**	**(204)**
	(126,788)	(1,763)	(1,956)	193	(2,367)	(291)	(271)	(2,725)	(110,036)	(27,453)	-
Consolidated	**796,756**	**156,291**	**109,780**	**46,510**	**49,336**	**175**	**497**	**28,665**	**1,284,504**	**758,524**	**100,196**
	818,847	184,578	107,788	76,789	77,921	114	490	45,293	1,228,171	787,694	-

Consolidated / Non-Consolidated	**1.34**	**1.29**	**1.26**	**1.39**	**1.28**	**1.00**	**1.42**	**1.22**	**1.09**	**1.10**	**1.00**
	1.30	1.23	1.25	1.20	1.16	1.00	1.20	1.12	1.10	1.08	-

*1 The liquidation process of the company was completed in last fiscal year ended on January 31, 2007.

*2 134 million yen, income from investments in subsidiaries and affiliates for by the equity method, is included.

1. Analysis of Business Results

a. Review of Business Performance

During the first half of fiscal 2007, the Japanese economy remained on a path of mild improvement as companies increased their capital expenditures on the back of brisk performance, private consumption recovered thanks to an improved employment environment, and both urban redevelopment projects and active investments in blue-chip properties within metropolitan areas continued to experience growth.

Nevertheless, uncertainties remained concerning the future of the economy, due primarily to the lack of any significant improvement in personal income, the continuously high prices of crude oil and other raw materials, and downside risks to the U.S. economy.

In the housing market, the percentage land price decrease continued to shrink across the country, and the prices of land for condominiums, etc. began to rise in some metropolitan areas, with the result that the momentum of built-for-sale housing – whose core customer group is first time buyers – lost some of its steam. Meanwhile, the rental housing business fared well with an optimistic view of the future, but demand from owner-occupiers was weak overall, as the motivation of secondary acquisitions primarily for the purposes of rebuilding, exhibited a delayed recovery.

Against this backdrop, we put onto the market new lines that we expect to become our future mainstays and took a series of actions designed to enhance marketing expertise, including the reorganization of our marketing teams, while at the same time investing proactively in a new urban redevelopment project.

Sekisui House, Ltd. and its Group companies (the Group) has made a full-fledged launch of a project aimed at facilitating the distribution of secondary housing, in which we repurchase detached housing and *Sha-Maison* low-rise apartments of our own development and drastically remodel them for resale along with our warranty since March 2007. We hope that this new initiative will help to accelerate the country's switchover to become a recycling society.

As a part of the efforts to fulfill our environmental responsibility, we increased the effectiveness of our waste disposal system, for which we became the first in the construction industry to be authorized by the Minister of the Environment to dispose of construction site waste across administrative boundaries, and made a test implementation of a next generation zero-emission system, which utilizes IC tags to transmit accurate feedback to our product development and production teams. We are also determined to increase our commitment to the betterment of every aspect of living environments in cooperation with each local community. Among the programs in this regard are: inviting academic institutions to educate their students on the environment at the *Shin-Satoyama*, an artificial woodlot created in Shin Umeda City, and planting trees on the slope faces of estate lands of our own development.

b. Review by each business segment

Built to Order Housing Business

In the detached house business, we introduced to the market the seismic damping *Be Ecord* and *IS Order* lines, which come equipped with *SHEQAS* (the Sekisui House Earth Quake Absorbed System) and *TAFCLEAR* (Toughness, Anti-stain, Facing + Clear) painting, completing our full lineup of "earthquake-resistant," "seismic damping," and "base isolated structure" steel-frame detached houses, as a part of our efforts to increase our penetration into the steel-frame

housing market.

In an attempt to expand sales of our *Sha-Wood* wood-framed lines, we added *Yukari no Ie*, featuring enhanced Japanese elegance, to our Japanese-style lines, which are currently experiencing a growing demand.

In response to the demand for low-rise apartments which is becoming increasingly individual and diverse, we launched *Villace*, our new offering that incorporates our know-how in detached housing and whose stately appearance matches with the surrounding landscape, in a bid to enhance our marketing strength.

Also in our efforts to help realize a sustainable society, we set forth our guiding principles for the purchasing, product development, and design stages in the "Guidelines for the Purchase of Timber" and "Guidelines for Chemical Substances," as we fulfill our environmental and social responsibilities by ensuring that any environmental risks, and our supply chain as well, are managed properly.

Real Estate for Sale Business

Built for Sale Housing Business

In our Built for Sale Housing Business, we actively purchased land for sale in order to promote sales of quality housing complexes with high added values such as disaster-mitigation features. We also organized the sales promotional event *Machinami Sankan-bi* (visits to existing subdivisions with superior living environments) throughout the country.

In order to ensure that our urban development projects live up to the ideas laid out in our "*Declaration of Sustainability*" and that we fulfill our responsibility for future generations, we established the "Urban Development Charter". Towards the goal of creating a community that grows and matures with its residents, rather than simply providing shelters, we are embracing the concept of "beauty that blooms with time" – the longer you live in a community, the greater the beauty it takes on and the value its residents attach to it.

Condominiums Business

In the condominiums business, we offered high-value-added lines both in terms of their facilities and surroundings, by launching *GM Higashi-Totsuka*, which incorporates the Japan Meteorological Agency's Earthquake Warning system (one of the largest in the country), and by developing attractive neighborhoods for our condominiums that blend into the surrounding landscape through the use of our extensive know-how amassed in the detached housing business. Going forward, we will continue to devote our resources to metropolitan and other areas where the demand for high-value-added condominiums is high, while enhancing our brand value even further.

Urban Redevelopment Business

The sales of our retained interest in Akasaka Garden City office building that was completed last year contributed greatly to our performance. As shown by the recent decision concerning a large-scale urban redevelopment project in Kitashinagawa, Tokyo, we will continue making aggressive investments in this business carry out projects based on our time-honored philosophy on urban development.

Real Estate for Leasing Business

With maximizing synergies within the Sekisui House Group through a tighter alliance with Sekiwa Real Estate companies, management of leasing properties, such as block leasing, performed well. We also made aggressive efforts in ensuring

orders for block leasing and management of leasing properties, while at the same time offering services that allow customers to search properties that match their lifestyle, for example, rental housing where tenants are allowed to keep a pet, thus increasing the satisfaction of both owners and residents. We also worked on creating quality stock by sustaining a high occupancy rate and extensive involvement in the maintenance of properties, directing the Group's entire energies to the strengthening of our proposal capacity.

Other Businesses

For the remodeling business, we reached out to owners of our existing stock built by the company. Our proposals range from space design, namely, the alteration of room arrangements according to their current lifestyle, to remodeling them into environmentally-friendly, energy-efficient housing, by way of promoting the spread of high performance sashes and installing high-efficiency water heaters and solar power generation systems.

For the exterior business, we promoted the creation of a rich natural environment that achieves harmony between humankind and nature, and provides an ecological link with surrounding woods and woodlot by planting trees of the original species and native varieties of the region in accordance with our *"Gohon no ki"* gardening concept.

For the business results for this interim, consolidated orders totaled 811,823 million yen, a decrease of 3.8% year-on-year, and non-consolidated orders by 6.2% down to 614,833 million yen.

Consolidated net sales declined by 2.7% to 796,756 million yen. Consolidated operating income decrease by 39.4% to 46,510 million yen, consolidated recurring income by 36.7% to 49,336 million yen, and consolidated net income by 36.7% to 28,665 million yen.

The Company carried out share buyback of 30,000,000 shares in June 2007 and plans to retire the repurchased treasury stock on the assumption that the reversal of general reserves will be approved at the annual general shareholders' meeting of the Company to be held in April 2008.

c. Outlook

Although private capital investments are expected to remain firm, uncertainties remain concerning Japan's economic prospects, such as weak private consumption growth, falling stock prices stemming from the sub-prime loan issue of the United States, appreciation of the yen, and the risk of the U.S. economy slowing down. Nevertheless, based on the current trend of general economic recovery, we will remain aggressive in our marketing efforts so that we can achieve our growth strategies.

Amid this background, we aim to expand sales by developing proactive marketing policies with a focus on the three new offerings that we have launched this fiscal year in the areas of steel-frame and wood-frame detached housing and rental housing, while putting more efforts on promotional events of *Sumai no Sankan-bi* (visits to existing housing built by the company) and *Machinami Sankan-bi*. In addition, we will remain an active investor in blue-chip properties in a bid to strengthen our real estate sales.

Having the results of the first half, we have been revised our forecasts for consolidated results for fiscal 2007 as follow:

net sales of 1,670 billion yen (up 4.6% year-on-year), operating income of 118 billion yen (up 5.8%), recurring income of 120 billion yen (up 4.5%), and net income of 65.5 billion yen (up 4.5%).

We received an administrative sanction (business suspension for 15 days in Gifu, Shizuoka, Aichi and Mie prefectures) from the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport based on the provision of Article 28, paragraph 3 of the Construction Business Act. Regarding this matter, we assume there should be little impact on our business performance.

2. Analysis on financial position

Consolidated total assets increased by 5,734 million yen, primarily owing to the increase in inventories as a result of the purchase of land for sale and other proactive investments in future sales opportunities, the increase in commercial paper issued in order to meet resultant high capital requirements, and the decrease in shareholders' equity following the acquisition of own shares.

Conditions regarding cash flows are as follow.

Operating cash flow decreased by 105,094 million yen, owing primarily to increase in inventories, etc.

Cash flow from investing activities declined by 34,065 million yen. This was due primarily to an increase in tangible fixed assets as a result of obtaining leasing properties, as well as an increase in investment in securities from purchasing of operating bonds.

Cash flow from financing activities increased by 13,886 million yen. This was mainly owing to dividend increase and share buyback as profit distribution to shareholders, while issuing commercial paper in order to meet high capital requirements.

As a result, cash and cash equivalents at the end of the period decreased by 125,272 million yen compared to the end of the previous fiscal year to 104,226 million yen.

(Reference) Trend in cash flow pertinent indicators

	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007	Year to Jan. 2008(1H)
Equity ratio (%)	56.6	58.5	62.4	62.4	59.0
Equity ratio based on market price (%)*	61.2	71.6	110.9	93.8	78.2
Debt service coverage ratio (years)	0.7	0.8	–	0.3	–
Interest coverage ratio (times)**	61.8	70.9	–	732.9	–

(Note) Equity ratio = Equity / total assets

Equity ratio based on market price = market capitalization / total assets

Ratio of cash flow to interest-bearing debt = interest-bearing debt / cash flow

Interest coverage ratio = operating cash flow / interest paid

1. All indicators are calculated from consolidated financial data.
2. Market capitalization = share price at end of period × number of shares outstanding (exclusive treasury stock)
3. Cash flow from operating activities is used for calculation.
4. Interest-bearing debts include all debts subject to interest payments within the liabilities shown on the consolidated balance sheet.

3. Basic policy on profit distribution, dividend for the current and next fiscal years

In order to distribute the profits earned to our shareholders, we have thus far on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, as well as the capital requirements for expansion.

For the fiscal year ended January 31, 2007, we raised annual dividend payments by 2 yen to 22 yen per share, and have set 24 yen per share as a stable annual dividend to our shareholders.

Going forward, we will compensate our shareholders more aggressively in proportion to our earnings growth. In doing this, we will take a cash-flow-conscious approach, while retaining the flexibility with which to swiftly respond to requirements such as front-loaded investment in marketing operations, R&D spending, and capital expenditures.

4. Risk factors

This section contains an overview of the major business-related risks and other risks facing Sekisui House, Ltd. and its Group companies (the Group) that could have material bearing on the decisions of investors. These risks include potential risks for the future, which the Group deems to be risks as of the day when these financial statements are issued (August 30, 2007).

(1) Changes in operating environments

Since the Group's main area of business is housing, its business is vulnerable to trends in private consumption, interest rates, land prices, the government's housing-related policies and taxation system, fluctuations in rents caused by these trends, and trends in local economies. Changes in these operating environments could have a negative impact on the Group's business performance.

(2) Natural disasters, etc.

A major natural disaster can incur a large amount of costs for the Sekisui House Group, including those for initial response and subsequent support activities such as inspection and emergency measures for customers' buildings, as well as those for the repair of damaged equipment and facilities of the Group. Such an occurrence could have a negative impact on the Group's business performance.

(3) Price rise of raw and other materials

A sharp price hike in steel and timber (the Group's main structural elements), as well as fluctuations in oil prices and foreign exchange, can lead to a rise in the purchasing prices of raw and other materials. Such an occurrence could have a negative impact on the Group's business performance.

(4) Assets held by the Group

Securities, Real Estate for Sales, fixed assets, and other assets held by the Group can suffer impairment or loss from revaluation due to a decline in market value, etc. Such an occurrence could have a negative impact on the Group's business performance and financial position.

(5) Quality control

The Group makes its best effort to assure the quality of its products and services. Should the Group be held liable for defect warranty to a degree beyond expectation, however, the Group may incur a large amount of expenses and suffer

the major degradation of its reputation. Such an occurrence could have a negative impact on the Group's business performance.

(6) General legal and regulatory risks

The Group secures the appropriate business permits and licenses under the Building Lots and Buildings Transaction Business Law, Construction Industry Law, Architect Law, and other applicable laws in Japan, and operates in conformity with the laws and regulations related to land transaction, labor relations, environmental management, and other business undertakings. In the event that these laws and regulations should be revised or repealed, new legal regulations be established, or the Group infringe upon laws or regulations, the Group's business performance could be negatively affected.

(7) Protection of privacy

Because of the nature of its business, the Group handles a large volume of customer data. The Group makes extra efforts to protect such personal information. Leakage, etc. of such personal information would significantly damage the Group's reputation and credit, and thus could have a negative impact on the Group's business performance.

(8) Pension liabilities

The amount of the Group's employee retirement costs and obligations is calculated based on assumptions used in the relevant actuarial calculations, such as the discount rate, and the assumed rates of return on pension assets. In the event of any revisions to these actuarial assumptions, or in case estimates based on the assumed rates on return should differ materially from actual results, the Group's business performance and its financial position could be negatively affected.

(9) Computer viruses

In order to perform its operations efficiently, the Group makes aggressive use of information technology. The unforeseeable occurrence of computer viruses could have a negative impact on the Group's business performance.

(10) Preventive measures against takeover bids

We do not deny third parties' acquisition of our stock as a part of sound economic activities and the subsequent transfer of controlling interest resulting from the exercise of shareholders' rights.

However, we believe that it is necessary to carefully examine any purchase of our stock in a bid to acquire large interest or its offer in terms of the purchaser's business lines and plans, past investment operations, as well as the legitimacy of the purchase, so that we may determine whether the purchase or its offer will help increase our corporate value and contribute to the common interests of our existing shareholders and any and all impacts upon each of our stakeholders.

At this point in time, we are not observing any concrete cases of such a purchase or its offer, and so do not plan to draw up in advance any anti-takeover measures, which will be taken once such a purchaser is identified. Nevertheless, we will always watch the movements of our stock carefully, and, once we have identified a party who intends to acquire a large interest in the company, we will immediately take any and all actions that we deem to be most appropriate, fulfilling the natural duties entrusted to us by our shareholders and investors.

In more concrete terms, we will invite outside specialists to examine and assess the identified purchase or its offer, and

negotiate with the purchaser. Should we conclude that the purchase or its offer would damage our corporate value or threaten the common interests of our existing shareholders, we will make prompt decisions as to the need of concrete preventive measures and their contents, and position ourselves to put them into action.

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of Sekisui House, Ltd., 88 subsidiaries, and 5 affiliates. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the 'Segment Information' section.

(1) Built to Order Housing Business
This division constructs steel, wood, and concrete houses and apartments. The main group companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sale Business
This division sells houses and real estate, designs, constructs, and contracts for sale housing on estate land, conducts urban redevelopment projects and commercial buildings transactions.
The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

(3) Real Estate for Leasing Business
This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.
The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

(4) Other Business
This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main group companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd., and Landtech Sekiwa, Ltd.



Housing materials supplier
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.*
64 other companies
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
Real estate-related services
Sky Rail Service Co., Ltd.* and 1 other company
Rokko Island Energy Service Co., Ltd.** and 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support Service, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 7 other companies
Sekiwa Kanri, Ltd.* and 5 other companies
SGM Operation Co., Ltd.* and 1 other company
Trade of real estate
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
House Remodeling
Leasing of real estate
Trade of real estate
Leasing of real estate
Customer
Real Estate for Leasing
Real Estate for Sale
Other Business
Built to Order Housing

*	Consolidated subsidiary
**	Related company, accounted for by the equity method

Management Policy

1. Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of `love of humanity` by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

2. Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and ROE. In terms of numerical targets, we target a Return on Assets of 10%.

3. Medium term business strategy

Based on new medium-term management plan laid out in March 2006, we decided to aim towards a relative and sustainable growth between 5% and 10% for all the business segments, despite any changes in the respective market sizes, and make aggressive investments in the real estate development business, among other things.

In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without becoming a slave to conventional management practices.

We look for consolidated net sales of 1,800 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen for the year ending January 31, 2009.

4. Issues that the Company Needs to Address

With the understanding that the economy as a whole is on a track to recovery, despite uncertainties about the future economic outlook, such as weak private consumption owing in part to slow private income growth attributed to a low labor's relative share, we intend to push aggressive marketing programs in order to achieve our growth strategy. The Basic Act for Housing enacted last year aims at forming safe, secure, quality housing stock and residential environments, making housing trade fair, and facilitating its distribution, thereby realizing affluent housing for the people. Being fully aware of its duty as a public organ, the Group will strive to increase the satisfaction of all three of its major stakeholders, namely, customers, employees, and shareholders, as a trusted enterprise, thereby sincerely fulfilling its responsibilities to society as a whole.

Specifically, we plan to increase the number of sales people and help them sharpen their skills in order to boost sales of detached houses and *Sha-Maison* rental housing, our top priorities. We also intend to shift more resources to our

peripheral businesses including exteriors and remodeling.

With regard to the Real Estate for Sale Business, we will proceed with development projects in accordance with the Urban Development Charter, in order to create quality housing complexes with "security, safety, and comfort" and "beauty that blooms with time" as key themes, thereby increasing our earnings.

To counteract the worrying rise in prices of raw materials, we will implement thorough cost-cutting measures based on a review of our designs and construction techniques, as well as stricter process controls. We believe that these measures will improve profit margins without sacrificing our market competitiveness.

Now that they are 100%-owned by Sekisui House and work in closer cooperation, the Sekiwa Real Estate companies intend to maximize Group synergies not only in leasing business but in every one of their undertakings, with a view toward bolstering consolidated performance. Meanwhile, we intend to improve the management efficiency and earnings of the remodeling business as we increase marketing prowess through increased employment of contract employees and reduce costs of operations.

Further, we received an administrative sanction from the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport based on the provision of Article 28, paragraph 3 of the Construction Business Act. The order is to suspend sales activities for private construction work in the designated area of Gifu, Shizuoka, Aichi and Mie prefectures for 15 days.

We sincerely apologize for any inconvenience or anxiety that this might cause our customers and all parties concerned. Having accepted this sanction with the utmost seriousness, we will proceed to overhaul our business management system, showing commitment to company-wide efforts to prevent recurrence misconduct and restore confidence.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2007	As of Jan. 31, 2007	Difference	%	As of July 31, 2006
Assets	**1,284,504**	**1,278,770**	**5,734**	**0.5**	**1,228,171**
Current assets	**870,122**	**899,057**	**(28,935)**	**(3.2)**	**841,725**
Cash and deposits	104,226	229,498			236,960
Notes and accounts receivable	64,237	84,303			91,902
Marketable securities	1,528	1,447			150
Inventories	624,815	499,226			432,101
Deferred income taxes	47,167	55,033			54,912
Other current assets	30,182	31,452			27,667
Allowance for doubtful accounts	(2,035)	(1,904)			(1,968)
Fixed assets	**414,382**	**379,713**	**34,669**	**9.1**	**386,445**
Tangible fixed assets	**230,681**	**207,700**	**22,981**	**11.1**	**205,029**
Buildings and structures	106,052	96,980			93,703
Machinery and vehicles	14,470	12,574			12,264
Tools and equipment	6,488	6,081			5,931
Land	99,598	88,497			90,370
Construction in progress	4,072	3,567			2,759
Intangible fixed assets	**7,632**	**7,213**	**419**	**5.8**	**7,394**
Investments and other assets	**176,067**	**164,799**	**11,268**	**6.8**	**174,021**
Investments in securities	100,622	91,651			100,651
Long-term loans receivable	34,469	35,312			35,953
Prepaid pension costs	2,193	–			–
Deferred income taxes	1,455	1,653			1,723
Other investments and other assets	38,932	37,790			37,112
Less allowance for doubtful accounts	(1,604)	(1,608)			(1,418)
Total Assets	**1,284,504**	**1,278,770**	**5,734**	**0.4**	**1,228,171**

	As of July 31, 2007	As of Jan. 31, 2007	Difference	%	As of July 31, 2006
Liabilities	**525,980**	**480,467**	**45,513**	**9.5**	**440,477**
Current liabilities	**424,762**	**379,040**	**45,722**	**12.1**	**357,711**
Notes and accounts payable	173,314	169,604			172,665
Commercial paper	80,000	–			–
Accrued income taxes	10,852	38,464			26,378
Advances received	96,115	98,105			95,101
Allowance for bonuses	14,928	20,241			14,479
Allowance for bonuses to directors, executive officers and corporate auditors	–	839			–
Allowance for compensation payments on completed works	2,819	2,802			2,805
Other current liabilities	46,732	48,983			46,281
Long-term liabilities	**101,217**	**101,426**	**(209)**	**(0.2)**	**82,765**
Long-term debt	20,196	20,049			–
Deposits and guarantees	54,844	53,145			53,465
Deferred tax liability	2,805	2,892			2,352
Allowance for accrued retirement benefits for employees	19,805	21,703			23,460
Allowance for retirement benefits to director, executive officers and corporate auditors	1,118	1,099			966
Negative goodwill	39	–			–
Consolidated adjustment account	–	32			109
Other long-term liabilities	2,407	2,504			2,411
Net assets	**758,524**	**798,302**	**(39,778)**	**(5.0)**	**787,694**
Shareholders' equity	736,231	773,862	(37,631)	(4.9)	763,877
Capital stock	186,554	186,554			186,554
Capital surplus	254,133	254,133			254,131
Retained earnings	353,995	333,837			323,560
Treasury stock	(58,451)	(662)			(368)
Valuation and translation adjustments	21,995	24,181	(2,186)	(9.0)	23,547
Net unrealized holding gain (loss) on securities	21,995	24,035			23,518
Deferral hedge gains and losses	(0)	–			–
Translation adjustment	–	145			28
Share warrants	23	–	23	–	–
Minority interests	274	258	16	6.2	270
Total liabilities and net assets	**1,284,504**	**1,278,770**	**5,734**	**0.4**	**1,228,171**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2007 - July 31, 2007		Feb. 1, 2006 - July 31, 2006		Difference		Feb. 1, 2006 - Jan. 31, 2007	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	YOY(%)	*Millions of yen*	(%)
Net sales	**796,756**	**100.0**	**818,847**	**100.0**	**(22,091)**	**(2.7)**	**1,596,183**	**100.0**
Cost of sales	640,464	80.4	634,268	77.5	6,196	1.0	1,267,995	79.4
Gross profit	156,291	19.6	184,578	22.5	(28,287)	(15.3)	328,188	20.6
Selling, general and administrative expenses	109,780	13.8	107,788	13.1	1,992	1.8	216,617	13.6
Operating income	**46,510**	**5.8**	**76,789**	**9.4**	**(30,279)**	**(39.4)**	**111,570**	**7.0**
Non-operating income	**4,384**	**0.6**	**2,994**	**0.4**	**1,390**	**46.4**	**6,802**	**0.4**
Interest and dividends income	1,524		1,199				2,647	
Equity in earnings of affiliates	134		109				298	
Miscellaneous income	2,725		1,685				3,857	
Non-operating loss	**1,558**	**0.2**	**1,862**	**0.2**	**(304)**	**(16.3)**	**3,551**	**0.2**
Interest and discount paid	261		24				105	
Miscellaneous expenses	1,296		1,837				3,445	
Recurring income	**49,336**	**6.2**	**77,921**	**9.5**	**(28,585)**	**(36.7)**	**114,822**	**7.2**
Extraordinary income	**175**	**0.0**	**114**	**0.0**	**61**	**53.5**	**477**	**0.0**
Proceeds from sales of investments in securities	175		114				477	
Extraordinary loss	**497**	**0.1**	**490**	**0.1**	**7**	**1.4**	**3,888**	**0.2**
Loss on sale or disposal of fixed assets	400		410				1,016	
Loss on revaluation of land held for sale	97		47				2,828	
Loss on revaluation of investments in securities	–		7				7	
Other	–		25				36	
Income before income taxes, and minority interests	**49,014**	**6.1**	**77,545**	**9.4**	**(28,531)**	**(36.8)**	**111,411**	**7.0**
Current income taxes	10,954	1.3	25,797	3.1	(14,843)	(57.5)	42,165	2.7
Deferred income taxes	9,376	1.2	6,442	0.8	2,934	45.5	6,581	0.4
Minority interests in earnings of subsidiaries	16	0.0	11	0.0	5	45.5	0	0.0
Net income	**28,665**	**3.6**	**45,293**	**5.5**	**(16,628)**	**(36.7)**	**62,663**	**3.9**

Consolidated statement of shareholders' equity

Feb. 1, 2007 – July 31, 2007

Millions of yen

	Shareholders' equity					Valuation and translations adjustments			
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total	Net unrealized holding gain(loss) on securities	Deferral hedge gains and losses	Translation adjustment	Total
Balance at end of previous period	186,554	254,133	333,837	(662)	773,862	24,035	–	145	24,181
Changes for this interim period									
Dividends from surplus	–	–	(8,508)	–	(8,508)	–	–	–	–
Net income	–	–	28,665	–	28,665	–	–	–	–
Gain of treasury stocks	–	–	–	(57,761)	(57,761)	–	–	–	–
Increase due to change in equity	–	–	–	(37)	(37)	–	–	–	–
Sale of treasury stocks	–	(0)	–	9	9	–	–	–	–
Net changes of items other than "Shareholders' equity" during this interim period	–	–	–	–	–	(2,039)	(0)	(145)	(2,186)
Total changes during this interim period	–	(0)	20,157	(57,789)	(37,631)	(2,039)	(0)	(145)	(2,186)
Balance at end of this interim period	186,554	254,133	353,995	(58,451)	736,231	21,995	(0)	–	21,995

	Share warrants	Minority interests	Total net assets
Balance at end of previous period	–	258	798,302
Changes for this interim period			
Dividends from surplus	–	–	(8,508)
Net income	–	–	28,665
Gain of treasury stocks	–	–	(57,761)
Increase due to change in equity	–	–	(37)
Sale of treasury stocks	–	–	9
Net changes of items other than "Shareholders' equity" during this interim period	23	16	(2,146)
Total changes during this interim period	23	16	(39,778)
Balance at end of this interim period	23	274	758,524

Feb. 1, 2006 – July 31, 2006

Millions of yen

	Shareholders' equity					Valuation and translations adjustments			Share warrants	Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total	Net unrealized holding gain(loss) on securities	Translation adjustment	Total			
Balance at end of previous period	186,554	237,522	285,574	(48,379)	661,271	24,530	(40)	24,490	–	271	686,034
Changes for this interim period											
Dividends from surplus	–	–	(6,662)	–	(6,662)	–	–	–	–	–	(6,662)
Bonuses to directors, etc	–	–	(644)	–	(644)	–	–	–	–	–	(644)
Net income	–	–	45,293	–	45,293	–	–	–	–	–	45,293
Gain of treasury stocks	–	–	–	(181)	(181)	–	–	–	–	–	(181)
Sale of treasury stocks	–	16,608	–	48,191	64,800	–	–	–	–	–	64,800
Net changes of items other than "Shareholders' equity" during this interim period	–	–	–	–	–	(1,012)	68	(943)	–	(1)	(945)
Total changes during this interim period	–	16,608	37,986	48,010	102,605	(1,012)	68	(943)	–	(1)	101,660
Balance at end of this interim period	186,554	254,131	323,560	(368)	763,877	23,518	28	23,547	–	270	787,694

Feb. 1, 2006 –Jan. 31, 2007

Millions of yen

	Shareholders' equity					Valuation and translations adjustments			Share warrants	Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total	Net unrealized holding gain(loss) on securities	Translation adjustment	Total			
Balance at end of previous period	186,554	237,522	285,574	(48,379)	661,271	24,530	(40)	24,490	–	271	686,034
Changes for this interim period											
Dividends from surplus	–	–	(13,754)	–	(13,754)	–	–	–	–	–	(13,754)
Bonuses to directors, etc	–	–	(644)	–	(644)	–	–	–	–	–	(644)
Net income	–	–	62,663	–	62,663	–	–	–	–	–	62,663
Gain of treasury stocks	–	–	–	(481)	(481)	–	–	–	–	–	(481)
Sale of treasury stocks	–	16,610	–	48,198	64,808	–	–	–	–	–	64,808
Net changes of items other than "Shareholders' equity" during this interim period	–	–	–	–	–	(495)	186	(309)	–	(13)	(322)
Total changes during this interim period	–	16,610	48,263	47,716	112,590	(495)	186	(309)	–	(13)	112,268
Balance at end of this interim period	186,554	254,133	333,837	(662)	773,862	24,035	145	24,181	–	258	798,302

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen		
	Feb. 1, 2007 –July 31, 2007	Feb. 1, 2006 –July 31, 2006	Feb. 1, 2006 – Jan. 31, 2007
Cash flows from operating activities			
Income before income taxes and minority interests	49,014	77,545	111,411
Depreciation and amortization	6,476	5,735	12,231
Decrease in accrued retirement benefit	(1,897)	(2,682)	(4,440)
Increase in prepaid pension costs	(2,193)	–	–
Interest and dividends income	(1,524)	(1,199)	(2,647)
Interest expense	261	24	105
Equity in gains of affiliates	(134)	(109)	(298)
Loss on revaluation of real estate held for sale	97	47	2,828
Loss on revaluation of investments in securities	–	7	7
Decrease in note and accounts receivables	20,065	4,708	12,307
Decrease (increase) in inventories, etc.	(126,000)	5,439	(66,861)
Increase in notes and accounts payable	2,053	6,908	4,298
Increase (decrease) in advances received	(1,989)	8,927	11,930
Other	(12,511)	(4,460)	4,725
Subtotal	**(68,282)**	**100,892**	**85,599**
Interest and dividends received	1,575	1,197	2,638
Interest paid	(248)	(24)	(48)
Income taxes paid	(38,137)	(6,836)	(11,235)
Net cash provided by operating activities	**(105,094)**	**95,228**	**76,953**
Cash flows from investing activities			
Proceeds from sales of marketable securities	50	116	216
Purchases of property, plant and equipment	(22,845)	(11,947)	(22,658)
Proceeds from sales of property, plant and equipment	21	47	118
Purchase of investments in securities	(12,659)	(1,471)	(3,021)
Proceeds from sales of investments in securities	370	149	10,693
Payment for loans receivable	(1,296)	(759)	(2,075)
Settlement of loans receivable	2,134	2,777	4,753
Other	159	(785)	(1,269)
Net cash used in investing activities	**(34,065)**	**(11,872)**	**(13,243)**
Cash flows from financing activities			
Net increase in commercial paper	80,000	–	–
Proceeds from long-term debt	147	–	20,049
Cash dividends paid	(8,508)	(6,662)	(13,754)
Purchase of treasury stock	(57,760)	(180)	(479)
Proceeds from sale and disposal of treasury stock	–	64,794	64,794
Other	8	5	13
Net cash used in financing activities	**13,886**	**57,955**	**70,622**
Effect of exchange rate changes on cash and cash equivalents	–	**68**	**186**
Net increase (decrease) in cash and cash equivalents	**(125,272)**	**141,380**	**134,518**
Cash and cash equivalents at beginning of year	**229,498**	**94,979**	**94,979**
Cash and cash equivalents at end of year	**104,226**	**236,360**	**229,498**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 88, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

Changes in scope of consolidation

Added: OX Seven, Corp.

Removed: Sekiwa Construction Yamato, Ltd., SEKISUI DEUTSCHLAND BAU G. m. b. H.

All 88 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

5 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp. of Japan, Ltd., Almetax Manufacturing Co., Ltd., and PFI Mizu to Midori no Kenko-toshi, Ltd.

Changes in scope of equity method: None

Investment in 5 affiliated companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year ends on September 30 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of July 31 and utilizes these accounts.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii)Other marketable securities:

• Stocks with market value: Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net assets costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value: At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets.

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(d) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the consolidated interim of fiscal year based on the estimated total retirement obligations and pension assets. To account for

differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(e) Allowance for retirement benefits for directors, corporate auditors and executive officers

To allow for retirement payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over 5 years. Other consumption taxes not subject to deductions are expensed in the consolidated interim of the fiscal year in which they arise.

5. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding 3 months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

Changes of Significant Accounting Policies

1. Accounting standard and guidance for stock options, etc.

From this interim period onward, we have adopted the "Accounting Standard for Share-based Payment" (Accounting Standards Board of Japan ("ASBJ") Statement No. 8, December 27, 2005) and the "Implementation Guidance on the Accounting Standard for Share-based Payment" (ASBJ Guidance No. 11, May 31, 2006).

As a result, "Operating income", "Recurring income" and "Income before Income Taxes and Minority Interests" have decreased by 23 million yen each.

2. Accounting standards, etc. concerning business combinations

From this interim period onward, we have adopted the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003), the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005), and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business

Divestitures" (ASBJ Guidance No. 10, December 27, 2005).

The adoption of this new accounting standard has no impact on consolidated statements of income.

In line with the application of "Accounting Standard for Business Combinations", consolidated adjustment account has been recorded in "negative goodwill".

3. Change in depreciation method for tangible fixed assets

From this interim period onward, pursuant to an amendment to the Corporation Tax Law (Law for Partial Amendment of Income Tax Law, etc., Law No. 6 of March 30, 2007; Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), depreciation and amortization of tangible fixed assets acquired on and after April 1, 2007 have been recorded in accordance with the method stipulated in the amended Corporation Tax Law. The impact on "Operating income", "Recurring income" and "Income before income taxes and minority interests" is 83 million yen.

Notes to Interim consolidated financial statements

1. Note to Consolidated Balance Sheets

Millions of yen

	As of July 31, 2007	As of Jan. 31, 2007	As of July 31, 2006
Accumulated depreciation of tangible fixed assets	155,279	151,435	153,966
Collateralized assets	4,449	4,892	5,049
Liabilities guaranteed	75,632	83,661	89,632
Shareholdings in related companies included in investment securities	2,014	1,388	1,212
Interest bearing liabilities	100,196	20,049	-

2 .Consolidated statement of changes in shareholders' equity

February 1, 2007 – July 31, 2007

(1) Type and number of shares outstanding and treasury stock

	Type and number of shares outstanding	Type and number of shares treasury stock
	ordinary shares	ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2007	709,385,078 shares	484,974 shares
Number of shares increased	-	32,650,929 shares
Number of shares decreased	-	5,633 shares
Outstanding shares (consolidated) at end of July 31, 2007	709,385,078 shares	33,130,270 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury

Acquisition of own shares in line with the provisions of Article 165, paragraph 2 of the Companies Act	32,500,000 shares
Increase due to repurchases of fractional shares	110,909 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company	551 shares
Increase due to change in equity	39,469 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to requests for additional purchases of fractional shares	5,633 shares

(2) Matters related to share warrants

		Reporting entity
Details of share warrants		Share warrants as stock compensation-type stock option
Class of shares to be issued upon exercise of the share warrants		
Number of shares to be issued upon exercise of the share warrants	Number of shares at end of previous fiscal year	-
	Number of shares increased	
	Number of shares decreased	
	Number of shares at end of this interim period	
Balance at end of this interim period (millions of yen)		23

(3) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standared date	Effective date
April 26, 2007 The annual shareholders' meeting	Ordinary shares	8,508 million yen	12.00 yen	Jan. 31, 2007	Apr. 27, 2007

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
Aug. 30, 2007 The meeting of the board of directors	Ordinary shares	Retained earnings	8,117 million yen	12.00 yen	July 31, 2007	Sep. 28, 2007

February 1, 2006 – July 31, 2006

	Type and number of shares outstanding	Type and number of shares treasury stock
	ordinary shares	ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2006	709,385,078 shares	43,220,144 shares
Number of shares increased	-	105,149 shares
Number of shares decreased	-	43,003,756 shares
Outstanding shares (consolidated) at end of July 31, 2007	709,385,078 shares	321,537 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury
Increase due to repurchases of fractional shares 104,689 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company 460 shares

2. Breakdown of the number of decreased ordinary shares held in treasury
Decrease due to disposal of treasury stock 43,000,000 shares
Decrease due to requests for additional purchases of fractional shares 3,756 shares

(2) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 27, 2006 The annual shareholders' meeting	Ordinary shares	6,662 million yen	10.00 yen	Jan. 31, 2006	Apr. 28, 2006

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
Aug. 31, 2006 The meeting of the board of directors	Ordinary shares	Retained earnings	7,091 million yen	10.00 yen	July 31, 2006	Sep. 29, 2006

February 1, 2006 – Jan. 31, 2007

	Type and number of shares outstanding	Type and number of shares treasury stock
	ordinary shares	ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2006	709,385,078 shares	43,220,144 shares
Number of shares increased	-	273,431 shares
Number of shares decreased	-	43,008,601 shares
Outstanding shares (consolidated) at end of July 31, 2007	709,385,078 shares	484,974 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury
Increase due to repurchases of fractional shares 272,521 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company 910 shares

2. Breakdown of the number of decreased ordinary shares held in treasury
Decrease due to disposal of treasury stock 43,000,000 shares
Decrease due to requests for additional purchases of fractional shares 8,601 shares

(2) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 27, 2006 The annual shareholders' meeting	Ordinary shares	6,662 million yen	10.00 yen	Jan. 31, 2006	Apr. 28, 2006
August 31, 2006 The meeting of the board of directors	Ordinary shares	7,091 million yen	10.00 yen	July 31, 2006	Sep. 29, 2006

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
Aug. 26, 2007 The annual shareholders' meeting	Ordinary shares	Retained earnings	8,508 million yen	12.00 yen	Jan. 31, 2007	Apr. 27, 2007

3. Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at the end of the interim of fiscal year and relationship with amounts recorded in consolidated balance sheets

Millions of yen

	Feb.1, 2007 - July 31, 2007	Feb.1, 2006 - July 31, 2006	Feb.1, 2006 – Jan. 31, 2007
Cash and deposits	104,226	236,960	229,498
Fixed term deposits exceeding 3 months	–	(600)	–
Short - term investments with redemption period of 3 months or less (marketable securities account)	–	-	–
Cash and cash equivalents	**104,226**	**236,360**	**229,498**

4. Segmental information

(1) Segmental information by each business

Millions of yen

Feb. 1, 2007 – July 31, 2007	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	355,912	196,610	164,744	79,488	796,756		796,756
Inter-segment sales and transfers	5,091	–	844	1,670	7,606	(7,606)	–
Total sales	361,003	196,610	165,589	81,159	804,362	(7,606)	796,756
Operating expenses	323,675	177,572	157,408	79,014	737,671	12,574	750,245
Operating income	37,327	19,038	8,180	2,145	66,691	(20,180)	46,510

Millions of yen

Feb. 1, 2006 – July 31, 2006	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	356,112	233,214	153,974	75,545	818,847	–	818,847
Inter-segment sales and transfers	3,477	44	865	1,361	5,749	(5,749)	–
Total sales	359,590	233,259	154,840	76,907	824,597	(5,749)	818,847
Operating expenses	320,227	187,240	147,165	74,731	729,364	12,692	742,057
Operating income	39,362	46,018	7,675	2,175	95,232	(18,442)	76,789

Millions of yen

Feb. 1, 2006 – Jan. 31, 2007	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	717,677	421,019	310,211	147,274	1,596,183	–	1,596,183
Inter-segment sales and transfers	8,191	44	1,669	3,332	13,237	(13,237)	–
Total sales	725,868	421,063	311,881	150,607	1,609,421	(13,237)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	79,893	52,888	14,099	3,654	150,535	(38,965)	111,570

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Current interim period: 19,325 million yen Previous interim period: 16,903 million yen Previous fiscal year: 37,093 million yen

(2) Geographical segment information

In the six months to July 2006, July 2007 and full year to January 2007, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the six months to July 2006, July 2007 and full year to January 2007, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

5. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

Type	As of July 31, 2007			As of Jan. 31, 2007			As of July 31, 2006		
	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	1,642	1,639	(2)	1,641	1,638	(3)	1,634	1,624	(10)
(2) Corporate bonds	–	–	–	–	–	–	100	99	(0)
Total	1,642	1,639	(2)	1,641	1,638	(3)	1,734	1,724	(10)

2. Other marketable securities

Millions of yen

Type	As of July 31, 2007			As of Jan. 31, 2007			As of July 31, 2006		
	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
Equities	50,372	87,277	36,904	44,054	84,382	40,327	42,747	82,205	39,457
Total	50,372	87,277	36,904	44,054	84,382	40,327	42,747	82,205	39,457

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	As of July 31, 2007	As of Jan. 31, 2007	As of July 31, 2006
(1) Bonds held to maturity			
Unlisted bonds	–	101	101
Unlisted foreign government bonds	7,000	2,000	2,000
(2) Other marketable securities			
Unlisted equities	3,172	2,506	12,469
Preferred securities	999	999	999
Stake in investment limited partnership	44	79	78
Certificate of deposit	5,000	66,000	–

(Note) Certificate of deposit is included in "cash and deposits" of consolidated balance sheet.

6. Consolidated per share information

(yen)

Current interim period (Feb. 1, 2007 - July 31, 2007)		Previous interim period (Feb. 1, 2006 - July 31, 2006)		Previous fiscal year (Feb. 1, 2006 - Jan. 31, 2007)	
Net assets per share	1,121.21	Net assets per share	1,100.51	Net assets per share	1,125.75
Net income per share	41.04	Net income per share	65.07	Net income per share	89.26
Fully diluted net income per share	41.04	Fully diluted net income per share	65.06	Fully diluted net income per share	89.25

Note

1. Interim net assets per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period	Previous interim period	Previous fiscal year
Net assets recorded on balance sheet	758,524	787,694	798,302
Difference b/w shareholders' equity in consolidated balance sheet and shareholders' equity attributable to ordinary shares			
Share warrants	23	-	-
Minority interests	274	270	258
Shareholders' equity attributable to ordinary shares	758,226	787,424	798,044
Number of ordinary shares outstanding (1,000 shares)	709,385	709,385	709,385
Number of ordinary shares held in treasury (1,000 shares)	33,130	321	484
Number of ordinary shares used to calculate shareholders' equity per share (1,000 shares)	676,254	709,063	708,900

2. Interim net income per share and fully diluted income per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period	Previous interim period	Previous fiscal year
Net income per share			
Net income recorded on statement of income	28,665	45,293	62,663
Amount not attributable to ordinary shareholders	-	-	-
Net income attributable to ordinary shares	28,665	45,293	62,663
Average number of shares outstanding during period (1,000 shares)	698,467	696,108	702,042
Fully diluted net income per share			
Adjustment to net income	-	-	-
Number of shares increased (Stock acquisition rights)	78,383	27,412	36,902

7. Omission of disclosure

Notes concerning lease and derivative transactions, stock options, business combinations, etc. are omitted, as we believe that they hold no significant bearing in terms of the necessity of disclosure of interim financial reports.

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2007	As of Jan. 31, 2007	Difference	%	As of July 31, 2006
Assets	**1,180,860**	**1,173,431**	**7,429**	**0.6**	**1,114,165**
Current assets	**797,060**	**821,569**	**(24,509)**	**(3.0)**	**752,734**
Cash and deposits	66,413	184,148			183,234
Notes receivable-trade	308	266			357
Accounts receivable-construction	54,438	71,305			81,505
Accounts receivable-real estate	5,770	9,422			5,732
Marketable securities	1,398	1,397			–
Prepaid expenses for construction in progress	44,279	49,639			42,430
Buildings for sale	90,121	69,938			64,135
Land for sale	383,553	318,843			263,756
Land for sale in process	75,133	32,599			31,396
Other inventories	5,994	5,508			5,353
Advance payments	2,072	5,610			1,711
Prepaid expenses	5,735	5,298			5,134
Accounts receivable-other	15,628	15,493			16,770
Deferred income taxes	43,125	50,501			50,120
Other current assets	4,350	2,879			2,338
Less allowance for doubtful accounts	(1,264)	(1,283)			(1,242)
Fixed Assets	**383,800**	**351,862**	**31,938**	**9.1**	**361,430**
Tangible fixed assets	**184,799**	**163,626**	**21,173**	**12.9**	**162,748**
Buildings	74,057	67,349			64,752
Structures	4,593	4,575			4,464
Machinery and equipment	13,385	11,425			11,006
Vehicles and delivery equipment	169	169			175
Tools and equipment	5,033	4,685			4,561
Land	84,724	73,970			75,869
Constructions in progress	2,835	1,450			1,918
Intangible fixed assets	**5,916**	**5,454**	**462**	**8.5**	**5,444**
Industrial property	30	32			35
Lease rights	1,608	1,608			1,608
Software	3,569	3,103			3,090
Utility rights	22	24			24
Telephone subscription rights	685	685			685
Investments and other assets	**193,084**	**182,781**	**10,303**	**5.6**	**193,237**
Investments in securities	98,344	89,812			98,985
Investment in subsidiaries and partnership	38,048	40,013			40,013
Long-term loans receivable	34,716	35,566			50,186
Long-term prepaid expenses	735	778			789
Deposit and guaranty	14,033	12,875			12,938
Prepaid pension costs	2,037	–			–
Other investments and other assets	6,032	5,287			5,340
Reserve for losses from investments in subsidiaries	–	(682)			(682)
Less allowance for doubtful accounts	(863)	(870)			(14,334)
Total assets	**1,180,860**	**1,173,431**	**7,429**	**0.6**	**1,114,165**

	Millions of yen				
	As of July 31, 2007	As of Jan. 31, 2007	Difference	%	As of July 31, 2006
Liabilities	**488,972**	**436,641**	**52,331**	**12.0**	**381,762**
Current liabilities	**437,429**	**385,275**	**52,154**	**13.5**	**349,726**
Notes payable-trade	66,275	67,630			61,468
Accounts payable-trade	44,640	42,438			45,934
Accounts payable-construction	51,481	52,654			56,223
Commercial paper	80,000	–			–
Accounts payable-other	7,989	8,062			7,170
Accrued expenses	14,676	14,398			13,889
Deferred corporate taxes	5,564	33,082			21,968
Deferred consumption taxes	3,314	6,890			4,137
Advances received-construction	60,630	65,231			65,141
Advance received-other	9,594	6,948			6,472
Allowance for bonuses	11,355	15,759			11,089
Allowance for bonuses to directors, executive officers and corporate auditors	–	230			–
Allowance for compensation payments on completed works	2,816	2,799			2,803
Other current liabilities	79,091	69,149			53,428
Long-term liabilities	**51,543**	**51,366**	**177**	**0.3**	**32,035**
Long-term debt	20,000	20,000			–
Deposits and guaranty received	8,154	6,594			6,560
Long-term accounts payable	578	585			585
Long-term advance received	109	121			–
Deferred tax liability	4,072	3,796			3,215
Allowance for accrued retirement benefits for employees	18,628	20,267			21,674
Net assets	**691,887**	**736,790**	**(44,903)**	**(6.1)**	**732,403**
Shareholders' equity	**669,910**	**712,674**	**(42,764)**	**(6.0)**	**708,809**
Capital stock	186,554	186,554	–	–	186,554
Capital surplus	258,918	258,918	(0)	(0.0)	258,916
Legal reserve	242,307	242,307			242,307
Other	16,610	16,610			16,608
Retained earnings	282,733	267,746	14,987	5.6	263,590
Legal reserve	23,128	23,128			23,128
Other	259,604	244,618			240,461
Reserve for dividends to shareholders	18,000	15,000			15,000
General reserve	206,800	176,800			176,800
Retained earnings carried forward	34,804	52,818			48,661
Treasury stock	(58,295)	(544)	(57,751)	–	(252)
Valuation and translation adjustments	**21,953**	**24,115**	**(2,162)**	**(9.0)**	**23,593**
Net unrealized holding gain (loss) on securities	21,954	24,115			23,593
Deferral hedge gains and losses	(0)	–			–
Share warrants	**23**	**–**	**23**	**–**	**–**
Total liabilities and net assets	**1,180,860**	**1,173,431**	**7,429**	**0.6**	**1,114,165**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2007– July 31, 2007		Feb. 1, 2006 – July 31, 2006		Difference		Feb.1, 2006 – Jan. 31, 2007	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	YOY (%)	*Millions of yen*	(%)
Net sales	**592,963**	**100.0**	**630,565**	**100.0**	(37,602)	(6.0)	**1,216,901**	100.0
Construction	450,416	76.0	455,934	72.3			910,462	74.8
Real estate	142,546	24.0	174,630	27.7			306,439	25.2
Cost of sales	**472,184**	**79.6**	**480,200**	**76.2**	(8,016)	(1.7)	**955,990**	78.6
Construction	357,927	79.5	359,397	78.8			718,008	78.9
Real estate	114,257	80.2	120,802	69.2			237,981	77.7
Gross profit on sales	**120,778**	**20.4**	**150,364**	**23.8**	(29,586)	(19.7)	**260,911**	21.4
Total gross profit from construction	92,489	20.5	96,536	21.2			192,454	21.1
Total gross profit from sales of real estate	28,289	19.8	53,828	30.8			68,457	22.3
Selling, general and administrative expenses	**87,413**	**14.8**	**86,550**	**13.7**	863	1.0	**173,233**	14.2
Operating income	**33,365**	**5.6**	**63,814**	**10.1**	(30,449)	(47.7)	**87,678**	7.2
Non-operating income	**6,582**	**1.1**	**4,881**	**0.8**	1,701	34.8	**8,012**	0.6
Interest and dividends received	4,132		3,678				5,009	
Miscellaneous income	2,450		1,203				3,003	
Non-operating expense	**1,404**	**0.2**	**1,503**	**0.2**	(99)	(6.6)	**2,970**	0.2
Interest paid	139		24				102	
Interest on corporate bonds	118		–				–	
Miscellaneous expenses	1,145		1,478				2,868	
Recurring income	**38,543**	**6.5**	**67,192**	**10.7**	(28,649)	(42.6)	**92,720**	7.6
Extraordinary income	**175**	**0.0**	**114**	**0.0**	61	53.5	**477**	0.1
Gain on sales of investment securities	175		114				477	
Extraordinary loss	**351**	**0.0**	**409**	**0.1**	(58)	(14.2)	**3,748**	0.3
Loss on revaluation of land held for sale	–		–				2,781	
Loss from sales or disposal of fixed assets	351		377				935	
Loss on revaluation of golf club membership	–		25				25	
Loss from revaluation of investment securities	–		7				7	
Income before taxes	**38,366**	**6.5**	**66,897**	**10.6**	(28,531)	(42.6)	**89,448**	7.4
Current income taxes	5,755	1.0	21,499	3.4	(15,744)	(73.2)	32,955	2.7
Deferred income taxes	9,117	1.5	4,865	0.8	4,252	87.4	4,712	0.4
Net income	**23,494**	**4.0**	**40,533**	**6.4**	(17,039)	(42.0)	**51,781**	4.3

Statement of shareholders' equity

Feb. 1, 2007 – July 31, 2007

millions of yen

	Shareholders' equity								
	Paid-in Capital	Additional paid-in capital			Retained earnings				
					Legal reserve	other			Total
		Capital reserve	Other legal capital surplus	Total		Reserve for dividends	General reserve	Retained earnings carried forward	
Balance at end of previous period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746
Changes for this interim period									
Dividends from surplus	–	–	–	–	–	–	–	(8,508)	(8,508)
Net income	–	–	–	–	–	–	–	23,494	23,494
Gain of treasury stock	–	–	–	–	–	–	–	–	–
Sale of treasury stock	–	–	(0)	(0)	–	–	–	–	–
Provision for reserve for dividends to shareholders	–	–	–	–	–	3,000	–	(3,000)	–
Provision for general reserve	–	–	–	–	–	–	30,000	(30,000)	–
Net changes of items other than "Shareholders' Equity" during this interim period	–	–	–	–	–	–	–	–	–
Total changes during this interim period	–	–	(0)	(0)	–	3,000	30,000	(18,013)	14,986
Balance at end of this interim period	186,554	242,307	16,610	258,918	23,128	18,000	206,800	34,804	282,733

	Shareholders' equity		Valuation and translation adjustments			Share warrants	Total net assets
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Deferral hedge gains and losses	Total		
Balance at end of pervious period	(544)	712,674	24,115	–	24,115	–	736,790
Changes for this interim period							
Dividends from surplus	–	(8,508)	–	–	–	–	(8,508)
Net income	–	23,494	–	–	–	–	23,494
Gain of treasury stock	(57,760)	(57,760)	–	–	–	–	(57,760)
Sale of treasury stock	9	9	–	–	–	–	9
Provision for reserve for dividends to shareholders	–	–	–	–	–	–	–
Provision for general reserve	–	–	–	–	–	–	–
Net changes of items other than "Shareholders' Equity" during this interim period	–	–	(2,160)	(0)	(2,161)	23	(2,137)
Total changes during this interim period	(57,750)	(42,764)	(2,160)	(0)	(2,161)	23	(44,902)
Balance at end of this interim period	(58,295)	669,910	21,954	(0)	21,953	23	691,887

Feb. 1, 2006 – July 31, 2006 *Millions of yen*

	Shareholders' equity								
	Paid-in Capital	Additional paid-in capital			Retained earnings				
						other			
		Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at end of previous period	186,554	242,307	–	242,307	23,128	15,000	162,300	29,446	229,875
Changes for this interim period									
Dividends from surplus	–	–	–	–	–	–	–	(6,662)	(6,662)
Bonuses to directors, etc	–	–	–	–	–	–	–	(156)	(156)
Net income	–	–	–	–	–	–	–	40,533	40,533
Gain of treasury stock	–	–	–	–	–	–	–	–	–
Sale of treasury stock	–	–	16,608	16,608	–	–	–	–	–
Provision for general reserve	–	–	–	–	–	–	14,500	(14,500)	–
Net changes of items other than "Shareholders' Equity" during this interim period	–	–	–	–	–	–	–	–	–
Total changes during this interim period	–	–	16,608	16,608	–	–	14,500	19,214	33,714
Balance at end of this interim period	186,554	242,307	16,608	258,916	23,128	15,000	176,800	48,661	263,590

	Shareholders' equity		Valuation and translation adjustments		Share warrants	Total net assets
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Total		
Balance at end of pervious period	(48,262)	610,474	24,600	24,600	–	635,074
Changes for this interim period						
Dividends from surplus	–	(6,662)	–	–	–	(6,662)
Bonuses to directors, etc.	–	(156)	–	–	–	(156)
Net income	–	40,533	–	–	–	40,533
Gain of treasury stock	(180)	(180)	–	–	–	(180)
Sale of treasury stock	48,191	64,800	–	–	–	64,800
Provision for general reserve	–	–	–	–	–	–
Net changes of items other than "Shareholders' Equity" during this interim period	–	–	(1,006)	(1,006)	–	(1,006)
Total changes during this interim period	48,010	98,334	(1,006)	(1,006)	–	97,328
Balance at end of this interim period	(252)	708,809	23,593	23,593	–	732,403

Feb. 1, 2006 – Jan. 31, 2007

millions of yen

	Shareholders' equity								
	Paid-in Capital	Additional paid-in capital			Retained earnings				
					Legal reserve	other			Total
		Capital reserve	Other legal capital surplus	Total		Reserve for dividends	General reserve	Retained earnings carried forward	
Balance at end of previous period	186,554	242,307	–	242,307	23,128	15,000	162,300	29,446	229,875
Changes for this interim period									
Dividends from surplus	–	–	–	–	–	–	–	(13,754)	(13,754)
Bonuses to directors, etc	–	–	–	–	–	–	–	(156)	(156)
Net income	–	–	–	–	–	–	–	51,781	51,781
Gain of treasury stock	–	–	–	–	–	–	–	–	–
Sale of treasury stock	–	–	16,610	16,610	–	–	–	–	–
Provision for general reserve	–	–	–	–	–	–	14,500	(14,500)	–
Net changes of items other than "Shareholders' Equity" during this interim period	–	–	–	–	–	–	–	–	–
Total changes during this interim period	–	–	16,610	16,610	–	–	14,500	23,371	37,871
Balance at end of this interim period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746

	Shareholders' equity		Valuation and translation adjustments		Share warrants	Total net assets
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Total		
Balance at end of pervious period	(48,262)	610,474	24,600	24,600	–	635,074
Changes for this interim period						
Dividends from surplus	–	(13,754)	–	–	–	(13,754)
Bonuses to directors, etc.	–	(156)	–	–	–	(156)
Net income	–	51,781	–	–	–	51,781
Gain of treasury stock	(479)	(479)	–	–	–	(479)
Sale of treasury stock	48,198	64,808	–	–	–	64,808
Provision for general reserve	–	–	–	–	–	–
Net changes of items other than "Shareholders' Equity" during this interim period	–	–	(485)	(485)	–	(485)
Total changes during this interim period	47,718	102,200	(485)	(485)	–	101,715
Balance at end of this interim period	(544)	712,674	24,115	24,115	–	736,790

13. Main affiliated companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2007

(Assets)		(Liabilities)	
Current assets	31,762	Current liabilities	12,139
Cash and deposit	16,398	Accounts payable	724
Notes and accounts receivable	1,204	Advance received	8,557
Marketable securities	129	Tax payable	1,424
Inventories	7,242	Other current liabilities	1,432
Deferred tax assets	629	Fixed liabilities	17,873
Other current assets	6,262	Accrued retirement benefits	470
Less allowance for doubtful accounts	(104)	Custody deposit and guarantee	17,269
Fixed assets	19,594	Other fixed liabilities	132
Tangible fixed assets	10,757		
Buildings and structures	9,093		
Land	537		
Other	1,126		
Intangible fixed assets	927	(Net assets)	
Investments and other assets	7,909	Shareholders' equity	21,313
Investment in securities	176	Capital stock	1,668
Long-term loans receivable	804	Capital surplus	817
Deposit and guarantee	5,336	Retained earnings	18,827
Deferred tax assets	492	Valuation and translation adjustments	31
Other investments	1,232	Net unrealized holding gain (loss) on securities	31
Less allowance for doubtful accounts	(133)		
Total assets	51,357	Total liabilities and net assets	51,357

Consolidated Statement of Income
Millions of yen
February 1, 2007 – July 31, 2007

Net earnings	63,798
Cost of earnings	60,375
Operating income	3,423
Non-operating income	41
Other expenses	18
Recurring income	3,447
Extraordinary income	-
Extraordinary loss	99
Income before income taxes	3,347
Current income taxes	1,401
Deferred income taxes	21
Net income	1,923

Consolidated Statement of Cash Flow
February 1, 2007 – July 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	3,347
Depreciation and amortization	402
Increase in accounts receivable	(93)
Decrease in inventories	769
Decrease in advance received	(216)
Increase in deposit and guarantee	402
Other	(469)
Subtotal	4,142
Interest and dividends received	24
Income taxes paid	(645)
Net cash provided by operating activities	3,521
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(2,487)
Purchase of intangible fixed assets	(54)
Other	(208)
Net cash used in investing activities	(2,750)
3. Cash flows from financing activities	
Cash dividends paid	(406)
Net cash from financing activities	(406)
4. Net increase in cash and cash equivalents	364
5. Cash and cash equivalents at beginning of period	22,033
6. Cash and cash equivalents at end of period	22,398

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2007

(Assets)		(Liabilities)	
Current assets	18,129	Current liabilities	9,506
Cash and deposit	4,336	Accounts payable	845
Accounts receivable	994	Advances received	6,280
Inventories	4,985	Tax payable	923
Deferred tax assets	596	Other current liabilities	1,458
Other current assets	7,301	Fixed liabilities	10,769
Less allowance for doubtful accounts	(86)	Accrued retirement benefits	148
Fixed assets	15,070	Custody deposit and guarantee	10,525
Tangible fixed assets	13,551	Other fixed liabilities	95
Buildings and structures	8,400		
Land	4,319	(Net assets)	
Other	831	Shareholders' equity	12,923
Intangible fixed assets	295	Capital stock	1,368
Investments and other assets	1,222	Capital surplus	1,679
Long-term loans receivable	81	Retained earnings	9,875
Deposit and guarantee	698	Valuation and translation adjustments	-
Deferred tax assets	215	Net unrealized holding gain (loss) on securities	-
Other investments	228		
Total assets	33,199	Total liabilities and net assets	33,199

Consolidated Statements of Income
Millions of yen
February 1, 2007 – July 31, 2007

Net earnings	46,567
Cost of earnings	44,329
Operating income	2,237
Non-operating income	42
Other expenses	31
Recurring income	2,247
Extraordinary income	-
Extraordinary loss	-
Income before income taxes	2,247
Current income taxes	887
Deferred income taxes	22
Net income	1,337

Consolidated Statement of Cash Flow
February 1, 2007 – July 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	2,247
Depreciation and amortization	327
Decrease in accounts receivable	119
Increase in inventories	(777)
Increase in advance received	185
Decrease in deposit and guarantee	(558)
Other	(515)
Subtotal	1,029
Interest received	1
Income taxes paid	(654)
Net cash provided by operating activities	377
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(643)
Purchase of intangible fixed assets	(43)
Other	72
Net cash used in investing activities	(614)
3. Cash flows from financing activities	
Cash dividends paid	(291)
Net cash from financing activities	(291)
4. Net decrease in cash and cash equivalents	(528)
5. Cash and cash equivalents at beginning of period	11,865
6. Cash and cash equivalents at end of period	11,336

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet *Millions of yen* As of July 31, 2007			
(Assets)		(Liabilities)	
Current assets	20,397	Current liabilities	5,736
Cash and deposit	4,768	Accounts payable	122
Notes and accounts receivable	219	Advances received	3,916
Inventories	8,023	Tax payable	566
Deferred tax assets	815	Other current liabilities	1,130
Other current assets	6,606	Fixed liabilities	6,454
Less allowance for doubtful accounts	(35)	Accrued retirement benefits	326
Fixed assets	15,306	Custody deposits	5,931
Tangible fixed assets	4,850	Other fixed liabilities	195
Buildings and structures	2,205		
Land	2,319		
Other	325	(Net assets)	
Intangible fixed assets	93	Shareholders' equity	23,514
Investments and other assets	10,362	Capital stock	5,829
Long-term loans receivable	506	Capital surplus	7,017
Deposit and guarantee	9,123	Retained earnings	10,667
Deferred tax assets	228	Valuation and translation adjustments	-
Other investments	510	Net unrealized holding gain (loss) on securities	-
Less allowance for doubtful accounts	(6)		
Total assets	35,704	Total liabilities and net assets	35,704

Consolidated Statement of Income *Millions of yen* February 1, 2007 – July 31, 2007	
Net earnings	33,794
Cost of earnings	32,302
Operating income	1,492
Non-operating income	38
Other expenses	6
Recurring income	1,524
Extraordinary income	9
Extraordinary loss	–
Income before income taxes	1,533
Current income taxes	538
Deferred income taxes	222
Net income	772

Consolidated Statement of Cash Flow February 1, 2007 – July 31, 2007	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	1,533
Depreciation and amortization	84
Decrease in accounts receivable	24
Increase in inventories	(1,658)
Decrease in advance received	(147)
Decrease in deposit and guarantee	(44)
Other	(169)
Subtotal	(376)
Interest and dividends received	35
Income taxes paid	(444)
Net cash provided by operating activities	(785)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(564)
Purchase of intangible fixed assets	(10)
Other	59
Net cash used in investing activities	(515)
3. Cash flows from financing activities	
Cash dividends paid	(472)
Net cash from financing activities	(472)
4. Net decrease in cash and cash equivalents	(1,773)
5. Cash and cash equivalents at beginning of period	12,841
6. Cash and cash equivalents at end of period	11,068

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2007			
(Assets)		(Liabilities)	
Current assets	10,081	Current liabilities	2,670
Cash and deposit	3,189	Accounts payable	173
Notes and accounts receivable	162	Advance received	1,446
Inventories	424	Tax payable	233
Deferred tax assets	72	Other current liabilities	817
Other current assets	6,244	Fixed liabilities	5,174
Less allowance for doubtful accounts	(12)	Accrued retirement benefit	78
Fixed assets	2,183	Custody deposit and guarantee	5,018
Tangible fixed assets	1,632	Other fixed liabilities	77
Buildings and structures	1,069		
Land	339		
Other	223	(Net assets)	
Intangible fixed assets	77	Shareholders' equity	4,410
Investments and other assets	474	Capital stock	379
Investment in securities	86	Capital surplus	177
Long-term loans receivable	98	Retained earnings	3,853
Deposit and guarantee	126	Valuation and translation adjustments	10
Deferred tax assets	66	Net unrealized holding gain (loss) on securities	10
Other investments	96		
Total assets	12,265	Total liabilities and net assets	12,265

Income Statement *Millions of yen* February 1, 2007 – July 31, 2007	
Net earnings	10,615
Cost of earnings	9,851
Operating income	763
Non-operating income	17
Other expenses	0
Recurring income	780
Extraordinary income	0
Extraordinary loss	28
Income before income taxes	752
Current income taxes	227
Deferred income taxes	67
Net income	458

Consolidated Statement of Cash Flow February 1, 2007 – July 31, 2007	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	752
Depreciation and amortization	56
Decrease in accounts receivable	153
Increase in advance received	90
Increase in deposit and guarantee	237
Other	(105)
Subtotal	1,184
Interest and dividends received	2
Income taxes paid	(340)
Net cash provided by operating activities	845
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(331)
Purchase of intangible fixed assets	(32)
Other	(27)
Net cash used in investing activities	(392)
3. Cash flows from financing activities	
Cash dividends paid	(145)
Net cash from financing activities	(145)
4. Net increase in cash and cash equivalents	308
5. Cash and cash equivalents at beginning of period	9,081
6. Cash and cash equivalents at end of period	9,389

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet Millions of yen As of July 31, 2007			
(Assets)		(Liabilities)	
Current assets	3,549	Current liabilities	1,968
Cash and deposits	1,596	Accounts payable	108
Notes and accounts receivable	155	Advance received	1,615
Inventories	1,603	Tax payable	74
Deferred tax assets	80	Other current liabilities	169
Other current assets	172	Fixed liabilities	2,163
Less allowance for doubtful accounts	(59)	Accrued retirement benefits	16
Fixed assets	2,393	Custody deposit and guarantee	2,074
Tangible fixed assets	1,986	Other fixed liabilities	73
Buildings and structures	1,652		
Land	292	(Net assets)	
Other	42	Shareholders' equity	1,809
Intangible fixed assets	5	Capital stock	263
Investments and other assets	400	Capital surplus	94
Long-term loans receivable	7	Retained earnings	1,452
Deposit and guarantee	336	Valuation and translation adjustments	-
Deferred tax assets	47	Net unrealized holding gain (loss) on securities	-
Other investments	9		
Total assets	5,942	Total liabilities and net assets	5,942

Income Statement Millions of yen February 1, 2007 – July 31, 2007	
Net earnings	11,081
Cost of earnings	10,862
Operating income	218
Non-operating income	1
Other expenses	6
Recurring income	214
Extraordinary income	-
Extraordinary loss	28
Income before income taxes	185
Current income taxes	70
Deferred income taxes	10
Net income	105

Consolidated Statement of Cash Flow February 1, 2007 – July 31, 2007	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	185
Depreciation and amortization	37
Increase in accounts receivable	(11)
Increase in advance received	120
Decrease in deposit and guarantee	(5)
Other	59
Subtotal	385
Interest received	0
Interest paid	(0)
Income taxes paid	(89)
Net cash provided by operating activities	295
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(8)
Net cash used in investing activities	(8)
3. Cash flows from financing activities	
Cash dividends paid	(51)
Net cash from financing activities	(51)
4. Net increase in cash and cash equivalents	234
5. Cash and cash equivalents at beginning of period	1,361
6. Cash and cash equivalents at end of period	1,596

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2007			
(Assets)		(Liabilities)	
Current assets	7,149	Current liabilities	2,914
Cash and deposit	2,469	Accounts payable	148
Notes and accounts receivable	180	Advance received	1,650
Inventories	64	Tax payable	235
Deferred tax assets	67	Other current liabilities	880
Other current assets	4,424	Fixed liabilities	4,175
Less allowance for doubtful accounts	(57)	Accrued retirement benefit	13
Fixed assets	2,972	Custody deposit and guarantee	4,114
Tangible fixed assets	2,531	Other fixed liabilities	47
Buildings and structures	2,238		
Land	249		
Other	43	(Net assets)	
Intangible fixed assets	76	Shareholders' equity	3,031
Investments and other assets	364	Capital stock	200
Long-term loans receivable	16	Capital surplus	–
Deposit and guarantee	198	Retained earnings	2,831
Deferred tax assets	82	Valuation and translation adjustments	–
Other investments	206	Net unrealized holding gain (loss) on securities	–
Less allowance for doubtful accounts	(140)		
Total assets	10,121	Total liabilities and net assets	10,121

Income Statement *Millions of yen* February 1, 2007 – July 31, 2007	
Net earnings	11,001
Cost of earnings	10,395
Operating income	606
Non-operating income	9
Other expenses	0
Recurring income	614
Extraordinary income	–
Extraordinary loss	6
Income before income taxes	607
Current income taxes	231
Deferred income taxes	12
Net income	364

Consolidated Statement of Cash Flow February 1, 2007 – July 31, 2007	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	607
Depreciation and amortization	70
Decrease in accounts receivable	127
Increase in advance received	46
Decrease in deposit and guarantee	(17)
Other	131
Subtotal	965
Interest received	8
Income taxes paid	(315)
Net cash provided by operating activities	658
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(30)
Other	(6)
Net cash used in investing activities	(36)
3. Cash flows from financing activities	
Cash dividends paid	(60)
Net cash from financing activities	(60)
4. Net increase in cash and cash equivalents	561
5. Cash and cash equivalents at beginning of period	6,308
6. Cash and cash equivalents at end of period	6,869

(7) Sekisui House Remodeling , Ltd.

Balance Sheet
Millions of yen
As of July 31, 2007

(Assets)		(Liabilities)	
Current assets	9,688	Current liabilities	6,771
Cash and deposit	527	Account payable-trade	274
Notes and accounts receivable	1,349	Account payable-construction	2,941
Prepaid expenses for construction in progress	505	Expenses payable	119
Deferred tax assets	485	Advances received-construction	2,183
Other current assets	7,164	Tax payable	384
Less allowance for doubtful accounts	(344)	Allowance for bonuses	663
Fixed assets	243	Other current liabilities	205
Tangible fixed assets	98		
Buildings and structures	56	Fixed liabilities	28
Other	42	Allowance for accrued retirement benefits	28
Intangible fixed assets	17	(Net assets)	
Investments and other assets	127	Shareholders' equity	3,131
Long-term loans receivable	2	Capital stock	100
Deposit and guarantee	108	Capital surplus	949
Deferred tax assets	13	Retained earnings	2,082
Other investments	3	Valuation and translation adjustments	–
Less allowance for doubtful accounts	(0)	Net unrealized holding gain (loss) on securities	–
Total assets	9,932	Total liabilities and net assets	9,932

Income Statement
Millions of yen
February 1, 2007 –July 31, 2007

Net sales	23,139
Cost of sales	17,688
Gross profit of sales	5,451
SG&A expenses	4,614
Operating income	836
Non-operating income	143
Other expenses	28
Recurring income	950
Extraordinary income	–
Extraordinary loss	0
Income before income taxes	949
Current income taxes	382
Deferred income taxes	57
Net income	509

Consolidated Statement of Cash Flow
February 1, 2007 – July 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	949
Depreciation and amortization	11
Increase in accounts receivable	(216)
Increase in inventories	(204)
Increase in notes and accounts payable	1,349
Increase in advance received	355
Other	(247)
Subtotal	1,996
Interest received	13
Income taxes paid	(623)
Net cash provided by operating activities	1,387
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(12)
Other	(0)
Net cash used in investing activities	(12)
3. Cash flows from financing activities	
Cash dividends paid	(30)
Net cash from financing activities	(30)
4. Net increase in cash and cash equivalents	1,344
5. Cash and cash equivalents at beginning of period	6,162
6. Cash and cash equivalents at end of period	7,506

SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

August 31, 2007

By: Koji Nakata

Koji Nakata
Chief Manager of Legal Department

END